Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 26, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 26, 2003, entitled "SEC launches informal Statoil inquiry".

SEC launches informal Statoil inquiry

The US Securities and Exchange Commission (SEC) has informed Statoil (OSE: STL, NYSE: STO) that it is conducting an informal inquiry into matters relating to the consultancy contract for business development in Iran which has been the subject of media coverage.

It has issued a request for Statoil to produce certain documents in connection with this, and the group intends to cooperate fully with the inquiry.

Further information from:

Kai Nielsen, public affairs manager, +47 51 99 18 27 (office), +47 970 41 332 (mobile)

Lars Troen Sørensen, investor relations officer, +47 51 99 42 01(office), + 47 906 49 144 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 26, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer